ENTERRA ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
(Thousands of Canadian dollars)
(unaudited)	June 30, 2007	December 31, 2006

Assets
Current assets
Cash	$ 3,145	$ 2,162
Accounts receivable	37,977	38,980
Derivatives (note 14)	6,858	10,775
Prepaid expenses, deposits and other	2,081	3,249
	50,061	55,166
Long term receivable (note 16)	2,100	-
Deferred financing charges	-	4,676
Property, plant and equipment (note 5)	666,184	659,268
Goodwill (note 6)	27,122	76,256
	$ 745,467	$ 795,366

Liabilities
Current liabilities
Bank indebtedness (note 2)	$ 189,776	$ 188,154
Accounts payable and accrued liabilities	43,627	46,083
Distribution payable to unitholders	3,918	7,910
Capital lease obligations	1,234	1,702
Note payable (note 7)	2,397	-
Derivatives (note 14)	488	-
	241,440	243,849
Convertible debentures (note 9)	110,888	78,974
Asset retirement obligations (note 8)	30,682	28,447
Future income tax liability (note 10)	31,368	40,340
	414,378	391,610

Non-controlling interest (note 11)	-	1,732

Unitholders’ Equity (note 12)
Unitholders’ capital	667,400	635,134
Equity component of convertible debentures (note 9)	3,977	1,327
Warrants	1,215	1,215
Contributed surplus	2,849	3,195
Deficit	(318,394)	(240,777)
Accumulated other comprehensive (loss) income (note 13)	(25,958)	1,930
	331,089	402,024
Bank indebtedness, repayments and the need to refinance (note 2)
	$ 745,467	$ 795,366
See accompanying notes to consolidated financial statements

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(Thousands of Canadian dollars, except per trust unit amounts)
(unaudited)
	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006

Revenues
Oil and natural gas	$ 62,871	$ 67,313	$ 106,881	$ 115,030
Royalties	(13,093)	(14,789)	(25,083)	(24,750)
	49,778	52,524	81,798	90,280
Other income	248	-	1,284	-
	50,026	52,524	83,082	90,280
Expenses
Operating	15,027	10,728	30,591	19,046
General and administrative	6,022	5,067	12,058	7,871
Interest on bank indebtedness	3,156	7,813	6,211	9,957
Interest on convertible debentures	2,506	-	4,291	-
Financing fees	-	27	-	379
Amortization of deferred financing charges	-	3,588	-	3,957
Depletion, depreciation and accretion	31,632	35,356	60,426	62,615
Ceiling test impairment	-	-	2,111	-
Goodwill impairment	-	-	49,341	-
Foreign exchange (gain) loss	(144)	524	(807)	183
	58,199	63,103	164,222	104,008
Loss before taxes and non-controlling interest	(8,173)	(10,579)	(81,140)	(13,728)
Income taxes
Current	160	-	208	-
Future (reduction)	(16,211)	(10,283)	(26,476)	(15,739)
Earnings (loss) before non-controlling interest	7,878	(296)	(54,872)	2,011
Non-controlling interest (note 11)	-	-	-	59
Net earnings (loss)	7,878	(296)	(54,872)	1,952

Other comprehensive income (loss)
Foreign currency translation adjustment	31,353	-	28,386	-
Comprehensive income (loss)	$ (23,475)	$ (296)	$ (83,258)	$ 1,952

Net earnings (loss) per trust unit (note 12)
Basic	$ 0.13	$ (0.01)	$ (0.94)	$ 0.05
Diluted	$ 0.13	$ (0.01)	$ (0.94)	$ 0.05

CONSOLIDATED STATEMENTS OF DEFICIT

Deficit, beginning of period	$ (314,344)	$ (107,952)	$ (240,777)	$ (85,840)
Change in accounting policy (note 3)	-	-	1,009	-
Net earnings (loss)	7,878	(296)	(54,872)	1,952
Distributions declared	(11,928)	(26,703)	(23,754)	(51,063)
Deficit, end of period	$ (318,394)	$ (134,951)	$ (318,394)	$ (134,951)
See accompanying notes to consolidated financial statements

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousand Canadian dollars)
(unaudited)
	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Cash provided by (used in):
Operating
Net earnings (loss)	$ 7,878	$ (296)	$ (54,872)	$ 1,952
Depletion, depreciation, accretion and ceiling test impairment	31,632	35,356	62,537	62,615
Goodwill impairment	-	-	49,341	-
Future income tax reduction	(16,211)	(10,283)	(26,476)	(15,739)
Amortization of deferred financing charges	-	3,588	-	3,957
Financial derivatives	(4,859)	(1,377)	5,677	(779)
Amortization of marketing contracts	-	-	-	(1,447)
Non-controlling interest	-	-	-	59
Foreign exchange	88	(229)	(629)	(570)
Unit-based compensation	675	936	2,027	1,232
Cash paid on settlement of asset retirement obligations	(505)	-	(1,304)	-
Accretion on convertible debentures and amortization of bank fees	494	-	856	-
Changes in non-cash working capital items	569	6,721	5,361	(24,650)
	19,761	34,416	42,518	26,630
Financing
Distributions paid	(11,907)	(26,689)	(27,746)	(49,830)
Bank indebtedness	4,325	(4,289)	2,748	(99,739)
Bridge credit facilities	-	55,578	-	401,242
Bridge credit facility repayment	-	(2,000)	-	(60,630)
Issuance of convertible debentures (net of $2,489 issue costs) (note 9)	37,816	-	37,511	-
Issue of trust units, net of issue costs (note 12)	27,809	(64)	27,438	12,259
Exercise of trust unit options	-	1,399	-	1,399
Proceeds from (repayment of) notes	2,397	(3,990)	2,397	(3,990)
Capital lease	(237)	(216)	(468)	(429)
Repayment of debt assumed on Oklahoma Asset acquisition	-	(121)	-	(14,156)
Due to JED Oil Inc., net	-	3,601	-	(6,898)
Deferred financing charges	-	(1,073)	-	(9,410)
	60,203	22,136	41,880	169,818
Investing
Property, plant and equipment additions	(10,056)	(9,492)	(20,241)	(18,288)
Proceeds on dispositions	1,252	6,551	1,252	6,551
Acquisition of Trigger Resources (note 4)	(63,257)	-	(63,257)	-
Acquisition of Oklahoma Assets	-	(50,734)	-	(176,596)
Proceeds from long term receivable	240	-	240	-
Changes in capital accounts payable	(4,963)	(3,278)	(1,271)	(1,175)
	(76,784)	(56,953)	(83,277)	(189,508)
Change in cash	3,180	(401)	1,121	6,940
Cash, beginning of period	103	19,284	2,162	11,943
Impact of foreign exchange on foreign cash	(138)	-	(138)	-
Cash, end of period	$ 3,145	$ 18,883	$ 3,145	$ 18,883
During the six month period ended June 30, 2007 the Trust paid interest of $10,463 (six months ended June 30, 2006 - $9,922) and taxes of $213 (six months ended June 30, 2006 – $nil).
See accompanying notes to consolidated financial statements

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2007 and for the six months ended June 30, 2007 and 2006

 (Tabular amounts are thousands of Canadian dollars, except trust unit and per trust unit amounts)

(unaudited)

1.

Structure of the Trust and Basis of Presentation

The interim consolidated financial statements of Enterra Energy Trust (the “Trust”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  These interim consolidated financial statements have been prepared following the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2006, except as noted below.  These financial statements should be read in conjunction with the 2006 annual consolidated financial statements.  The interim consolidated financial statements contain disclosures which are supplemental to the Trust’s annual consolidated financial statements.

Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current quarter.

2.

Bank indebtedness, repayments and the need to refinance

	June 30, 2007	December 31, 2006
$140 million revolving extendible facility ($180 million at December 31, 2006)	$ 140,000	$ 180,000
$40 million non-revolving second-lien facility	40,000	-
$20 million revolving extendible operating facility	9,562	7,695
Other credit facilities	391	459
Prepaid debt costs	(177)	-
Bank indebtedness	$ 189,776	$ 188,154

On February 1, 2007, the Trust’s $180 million revolving extendible credit facility was divided into a $140 million revolving extendible credit facility and a $40 million non-revolving second-lien credit facility.  The $140 million revolving facility has the same terms as the $180 million revolving facility that was outstanding at December 31, 2006.

The $40 million second-lien facility, which was increased to a $55 million facility on July 17, 2007, is a non-revolving credit facility that matures on November 20, 2007 and is subordinated to the $140 million revolving facility and to the $20 million revolving extendible operating facility.  Until July 17, 2007, borrowings under the second-lien facility bore interest at Canadian dollar Bankers’ Acceptance or U.S. dollar LIBOR rates plus a margin of 2.5%, or Canadian or U.S. Prime rates plus a margin of 1.5% depending on the form of borrowing.  As at June 30, 2007 all borrowings under the second-lien facility were denominated in Canadian dollars and interest was being accrued at a rate of 6.9% per annum.

On July 17, 2007 the $40 million non-revolving second-lien credit facility was increased to $55 million, effective August 3, 2007, to enable the Trust to fund certain short-term working capital requirements in part related to the development of the assets acquired with Trigger Resources.  The facility bears interest at Canadian dollar Bankers’ Acceptance or U.S. dollar LIBOR rates plus a margin of 4.5%, or Canadian or U.S. Prime rates plus a margin of 3.5% depending on the form of borrowing.  On August 30, 2007 the applicable margin will increase by 1.0%, and by a further 1.0% on September 30, 2007.  The facility matures on November 20, 2007.

Borrowings under the $140 million revolving facility and the $20 million revolving extendible operating facility bear interest at Canadian dollar Bankers’ Acceptance or U.S. dollar LIBOR rates plus a margin of between 0.95% and 1.65%, or Canadian or U.S. Prime rates plus a margin of between 0% and 0.65% depending on the form of borrowing and the amount of debt outstanding relative to cash flow

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2007 and for the six months ended June 30, 2007 and 2006

 (Tabular amounts are thousands of Canadian dollars, except trust unit and per trust unit amounts)

(unaudited)

As at June 30, 2007 all borrowings under the facilities were denominated in Canadian dollars and interest was being accrued at a rate of 5.6% per annum.  At June 30, 2007, letters of credit totaling $0.5 million reduced the amount that can be drawn under the revolving facility.

The credit facilities require the Trust to maintain certain financial covenants.  As at June 30, 2007, the Trust was in compliance with the financial covenants.

In Q3 2007, the lenders will review the Trust’s oil and gas reserves and borrowing base. Adjustments to the amount of the $140 million revolving extendible credit facility may arise from their review.  If there is a downward adjustment in the amount of the credit facility it will require refinancing or repayment.

On November 20, 2007 the non-revolving second-lien credit facility must be refinanced or repaid. In addition, any downward adjustments in the amount of the $140 million revolving facility must be refinanced or repaid. It is not expected that the facilities can be repaid from internally generated cash flows. The options available to the Trust for repaying the facilities include the sale of assets, the issuance of debt and equity and a reduction or elimination of distributions.  The ability of the Trust to raise equity is affected by the SIFT tax, as described more fully in note 10, which will apply to distributions if the Trust raises more than $163 million of equity during the period November 1, 2006 to December 31, 2007.

If the Trust cannot refinance or repay the non-revolving second-lien credit facility or downward adjustments, if any, in the revolving credit facility the lenders can require the Trust to suspend distributions to Unitholders and demand payment of all outstanding debt.  In this event certain accounting adjustments may be required to recorded assets and liabilities.

3.

Adoption of New Accounting Standards

(a)

Effective January 1, 2007, the Trust adopted revised Canadian accounting standards with respect to accounting changes, which requires that (a) a voluntary change in accounting principles can be made if, and only if, the change results in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed.  The Trust has not made any voluntary changes in accounting principles since the adoption of the revised standard.

The standard also requires that when the Trust has not adopted a new accounting standard that has been issued but not yet effective, the entity shall disclose (a) this fact; and (b) known or reasonably estimable information relevant to assessing the possible impact that application of the new standard will have on the Trust’s financial statements in the period of initial application.  There are currently two new Canadian accounting standards that have been issued which will require additional disclosure in the Trust’s financial statements commencing January 1, 2008 about the Trust’s financial instruments as well as its capital and how it is managed.

(b)

Effective January 1, 2007, the Trust adopted new Canadian accounting standards and related amendments to other standards on financial instruments.  Prior periods have not been restated, except as discussed in item iii.

i.

 Financial Instruments – Recognition and Measurement

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts.  It also specifies how financial instrument gains and losses are to be presented.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2007 and for the six months ended June 30, 2007 and 2006

 (Tabular amounts are thousands of Canadian dollars, except trust unit and per trust unit amounts)

(unaudited)

Effective January 1, 2007, the Trust's cash and cash equivalents and investments in marketable securities have been classified as held for trading and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are recorded in net earnings.

All derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net earnings, unless the instruments are designated as part of a hedge relationship.  The Trust’s physical purchase and sale contracts have been designated as derivatives and are recorded at estimated fair value with changes in estimated fair value each period charged to earnings.

All other financial instruments are recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the balance.

ii.

Hedges

This standard is applicable when an entity chooses to designate a hedging relationship for accounting purposes.  The new standard specifies how hedge accounting is applied and what disclosures are necessary when it is applied.  The Trust does not currently apply hedge accounting.

iii.

Comprehensive Income

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes net earnings (loss), holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. The amounts previously presented as cumulative translation adjustment on the consolidated balance sheet have been included in accumulated other comprehensive income.  This change, as required by the standard, was made retroactively with restatement of prior periods.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2007 and for the six months ended June 30, 2007 and 2006

 (Tabular amounts are thousands of Canadian dollars, except trust unit and per trust unit amounts)

(unaudited)

As at January 1, 2007 the effect on the Trust’s balance sheet of adopting these standards is summarized below.

	January 1, 2007
	As reported	Adjusted on adoption of financial instruments standards		Restated
Assets:
Current assets	$ 55,166	$ 2,637	(a)(b)	$ 57,803
Property, plant and equipment	659,268	-		659,268
Deferred finance charges	4,676	(4,676)	(b)	-
Goodwill	76,256	-		76,256
	$ 795,366	$ (2,039)		$ 793,327
Liabilities:
Current liabilities	$ 243,849	$ -		$ 243,849
Convertible debentures	78,974	(3,481)	(b)	75,493
Asset retirement obligations	28,447	-		28,447
Future income tax	40,340	432	(a)	40,772
	391,610	(3,049)		388,561

Non-controlling interest	1,732	-		1,732
Unitholder's Equity
Unitholders’ capital	635,134	-		635,134
Equity component of convertible debentures	1,327	-		1,327
Warrants	1,215	-		1,215
Contributed surplus	3,195	-		3,195
Cumulative translation adjustment	1,930	(1,930)	(c)	-
Deficit	(240,777)	1,010	(a)	(239,767)
Accumulated other comprehensive income	-	1,930	(c)	1,930
	402,024	1,010		403,034
	$ 795,366	$ (2,039)		$ 793,327

Notes:

(a) Physical purchase and sale contracts have been designated as derivatives and are measured at their estimated fair value of $1.4 million with the offset, as required on adoption of the new standards, included in retained earnings ($1.0 million net of income taxes).

(b) Convertible debenture financing costs of $3.5 million, previously classified as deferred financing charges, are reclassified to convertible debentures.  Financing fees of $1.2 million have been reclassified to prepaid expenses, deposits and other and are amortized over the term of the related credit facilities.

(c) The cumulative translation adjustment is reclassified to accumulated other comprehensive income.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2007 and for the six months ended June 30, 2007 and 2006

 (Tabular amounts are thousands of Canadian dollars, except trust unit and per trust unit amounts)

(unaudited)

4.

Acquisition

On April 30, 2007, the Trust acquired all of the issued and outstanding shares of Trigger Resources Ltd. (“Trigger Resources”).  The results of the operations of Trigger Resources are included in the Trust’s consolidated financial statements as of April 30, 2007.

Trigger Resources was a private company with operations in heavy oil and gas exploration and development in western Saskatchewan.  The acquisition increased the Trust’s operations in the region and provides additional production, cash flow and reserves.  The acquisition also provides the Trust with additional net undeveloped acres with drilling and development potential.

The acquisition was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of purchase price:
Current assets	$ 2,806
Property, plant and equipment	81,382
Current liabilities	(2,781)
Future income tax liability	(15,576)
Asset retirement obligations	(2,574)
$ 63,257

Consideration:
Cash	$ 62,965
Transaction costs	292
$ 63,257

The purchase price allocation is preliminary and subject to change.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2007 and for the six months ended June 30, 2007 and 2006

 (Tabular amounts are thousands of Canadian dollars, except trust unit and per trust unit amounts)

(unaudited)

5.

Property, Plant and Equipment

			June 30, 2007
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	$1,079,576	$416,437	$663,139
Office furniture and equipment	5,233	2,188	3,045
	$1,084,809	$418,625	$666,184

			December 31, 2006
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	$1,011,399	$355,304	$656,095
Office furniture and equipment	5,118	1,945	3,173
	$1,016,517	$357,249	$659,268

During Q2 2007 $0.4 million of general and administrative expenses were capitalized and included in the cost of the petroleum and natural gas properties (Q2 2006 – $nil).

At June 30, 2007 costs of undeveloped land of $39,470,000 (December 31, 2006 - $25,876,000) were excluded from and $14,503,000 (December 31, 2006 - $8,018,000) of future development costs were added to the calculation of depletion expense for the Canadian cost centre.  At June 30, 2007 costs of undeveloped land of $16,621,000 (December 31, 2006 - $16,848,000) were excluded from and $3,676,000 (December 31, 2006 - $3,480,000) of future development costs were added to the calculation of depletion expense for the United States cost centre.

Depletion and depreciation expense related to the Canadian and the US cost centers for the three months ended June 30, 2007 were $19,216,000 million and $11,818,000 million respectively (three months ended June 30, 2006 - $21,743,000 and $13,106,000) and for the six months ended June 30, 2007 were $37,400,000 and $21,865,000 respectively (Q2 2006 - $44,743,000 and $16,878,000).

The Trust completed ceiling test calculations for the Canadian and U.S. cost centers at June 30, 2007 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties. The ceiling tests did not result in a write down for either cost center (March 31, 2007 - $2,111,000 write down of property, plant and equipment in the Canadian cost center).

6.

Goodwill Impairment

During Q1 2007, the Trust recorded a $49.3 million impairment on the carrying balance of goodwill in the Canadian reporting unit.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2007 and for the six months ended June 30, 2007 and 2006

 (Tabular amounts are thousands of Canadian dollars, except trust unit and per trust unit amounts)

(unaudited)

7.

Note Payable

The Trust has a $2,397,000 (US$2,250,000) note payable for the purchase of certain natural gas interests in the U.S.  The note is secured by certain specified assets, bears interest at 10% and is due on October 31, 2007.

8.

Asset Retirement Obligations

The asset retirement obligations were estimated by management based on the Trust’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred. At June 30, 2007, the Trust estimated the asset retirement obligation to be $30,682,000 (December 31, 2006 - $28,447,000), based on a total future liability of $50,988,000 (December 31, 2006 - $49,442,000). These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages 6 years, but extends up to 21 years into the future. This amount has been calculated using an inflation rate of 2% and discounted using a credit-adjusted risk-free interest rate of 8%.

The following table reconciles the asset retirement obligations:

Asset retirement obligation, December 31, 2006	$ 28,447
Increases in liabilities during the year related to:
Acquisition of Trigger Resources	2,574
Additions	445
Disposals	(73)
Accretion expense	1,161
Costs incurred	(1,304)
Foreign exchange	(568)
Asset retirement obligation, June 30, 2007	$ 30,682

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2007 and for the six months ended June 30, 2007 and 2006

 (Tabular amounts are thousands of Canadian dollars, except trust unit and per trust unit amounts)

(unaudited)

9.

Convertible Debentures

On April 26, 2007, the Trust issued $40,000,000 of convertible debentures with a face value of $1,000 per convertible debenture that mature on June 30, 2012, bear interest at 8.25% per annum paid semi-annually on June 30 and December 31 of each year with the first payment occurring on December 31, 2007 and are subordinated to the bank credit facilities.  The convertible debentures are convertible at the option of the holder into trust units at any time prior to the maturity date at the conversion price of $6.80 per trust unit.

At the option of the Trust, the repayment of the principal portion of the convertible debentures may be settled in trust units.  The number of trust units issued upon redemption by the Trust will be calculated by dividing the principal by 95% of the weighted average trading price of trust units.  The convertible debentures are not redeemable on or before June 30, 2010. On or after July 1, 2010 and prior to maturity, the convertible debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days notice, at a redemption price of $1,050 per convertible debenture on or after July 1, 2010 and, on or before June 30, 2011, at a redemption price of $1,025 per convertible debenture and on or after July 1, 2011 and prior to maturity, in each case, plus accrued and unpaid interest thereon, if any.

At June 30, 2007, the Trust had $80.3 million in 8% convertible debentures outstanding with an estimated fair value of $80.3 million and $40.0 million in 8.25% convertible debentures outstanding with an estimated fair value of $40.4 million.

	8% Series	8.25% Series	Total
Balance, December 31, 2006	$ 78,974	$ -	$ 78,974
April 28, 2007 issuance	-	40,000	40,000
Portion allocated to equity	-	(2,765)	(2,765)
Issue costs reclassified against carrying value (note 2)	(3,481)	-	(3,481)
Issue costs	(305)	(2,069)	(2,374)
Accretion of discount	409	125	534
Balance, June 30, 2007	$ 75,597	$ 35,291	$ 110,888

A reconciliation of the equity component of convertible debentures is provided below:

Balance, December 31, 2006	$ 1,327
Equity component of 8.25% convertible debentures	2,765
Issue costs incurred	(115)
Balance, June 30, 2007	$ 3,977

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2007 and for the six months ended June 30, 2007 and 2006

 (Tabular amounts are thousands of Canadian dollars, except trust unit and per trust unit amounts)

(unaudited)

10.

Future Income Taxes

On October 31, 2006 the Canadian Minister of Finance announced certain proposed changes to the taxation of publicly traded trusts (“October 31 Proposals”). Bill C-52, the Budget Implementation Act 2007 received its third reading and was substantively enacted on June 12, 2007.  The October 31 Proposal will apply to a specified investment flow-through (“SIFT”) trust and will apply a tax at the trust level on distributions of certain income from such SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate.  These distributions will be treated as dividends to the trust unitholders.  The Trust constitutes a SIFT and as a result, the Trust and its unitholders will be subject to the October 31 Proposals.

The October 31 Proposals are to apply commencing January 1, 2007 for all SIFTs that begin to be publicly traded after October 31, 2006 and commencing January 1, 2011 for all SIFTs that were publicly traded on or before October 31, 2006.  It is expected that the Trust will not be subject to the October 31 Proposals until January 1, 2011.

Commencing January 1, 2011, the Trust will not be able to deduct certain of its distributed income.  The Trust will become subject to a distribution tax of 31.5 percent on distributions of income and will not apply to returns of capital.   As the October 31 Proposals are implemented, the Trust is required to recognize, on a prospective basis, future income taxes on temporary differences in the Trust.  As at June 30, 2007, a $9.9 million reduction of the future income tax liability has been recorded.

11.

Non-controlling Interest

During Q1 2007, all remaining Enterra Energy Corp. (“EEC”) exchangeable shares (16,337) were converted into 23,401 trust units at an exchange ratio prevailing at the time of conversion and all remaining RMAC series B exchangeable shares (66,720) were converted into 81,028 trust units at an exchange ratio prevailing at the time of conversion.  The exchange of the EEC exchangeable shares is treated as a step acquisition which increases goodwill by $0.2 million for the difference between the fair value of the trust unit issued and the carrying value of the EEC exchangeable share at the time of exchange.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2007 and for the six months ended June 30, 2007 and 2006

 (Tabular amounts are thousands of Canadian dollars, except trust unit and per trust unit amounts)

(unaudited)

12.

Unitholders’ Equity

Authorized trust units

An unlimited number of trust units may be issued.

The trust units are redeemable at the option of the holder based on the lesser of 90% of the average market price of the trust units for the 10 trading days after the date of redemption or the closing market price of the trust units on the date of redemption.  Trust units can be redeemed to a cash limit of $100,000 per year or a greater limit at the discretion of the Trust.  Redemptions in excess of the cash limit shall be satisfied first by the issuance of notes by a subsidiary of the Trust and second by issuance of promissory notes by the Trust.

Issued trust units

	Number of Units	Amount
Balance at December 31, 2006	56,097,875	$ 635,134
Issued for cash pursuant to prospectus offering	4,945,000	29,176
Issued as financing fees related to the retirement of the 2006 bridge credit facilities	50,000	515
Issued for exchangeable shares	104,429	1,940
Issued under restricted unit plan	206,445	2,373
Unit issue costs		(1,738)
Balance at June 30, 2007	61,403,749	$ 667,400

Contributed surplus

Balance at December 31, 2006	$ 3,195
Trust unit option based compensation	647
Restricted and performance unit compensation	1,380
Transfer to trust units on restricted unit exercises	(2,373)
Balance at June 30, 2007	$ 2,849

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2007 and for the six months ended June 30, 2007 and 2006

 (Tabular amounts are thousands of Canadian dollars, except trust unit and per trust unit amounts)

(unaudited)

Trust unit options

Enterra has granted trust unit options to directors, officers, employees and consultants of the Trust.  Each trust unit option permits the holder to purchase one trust unit at the stated exercise price.  All options vest over a 3-year period and have a term of 5 years. At the time of grant, the exercise price is equal to the market price.

The following options have been granted:

	2007
	Number of options	Weighted- average exercise price
Options outstanding, December 31,2006	1,481,000	$20.28
Options granted	35,000	15.33
Options forfeited	(65,000)	23.66
Options outstanding, June 30, 2007	1,451,000	$19.98
Options exercisable at June 30, 2007	610,331	$21.54

Estimated fair value of stock options

The estimated fair value of options granted in 2007 was determined using the Black-Scholes model under the following assumptions:

2007
Weighted-average fair value of options granted ($/option)	$0.28
Risk-free interest rate (%)	5%
Estimated hold period prior to exercise (years)	5
Expected volatility (%)	48%
Expected cash distribution yield (%)	12%
Forfeiture rate (%)	10%

Restricted and Performance units

The Trust has granted restricted and performance units to directors, officers and employees of the Trust.  Restricted units (“RU’s”) vest over a contracted period and provide the holder with trust units on the vesting dates of the RU’s.  The actual number of units granted is based on the number of restricted units granted times a multiplier.  The multiplier starts at 1.0 and is adjusted each month based on the monthly distribution of the Trust divided by the five day weighted average price of the Trust’s units on the New York Stock Exchange for the period preceding the distribution date.  Performance units (“PU’s”) vest at the end of two years and provide the holder with trust units based on the same multiplier as the RU’s as well as a payout multiplier.  The payout multiplier ranges between 0.0 and 2.0 based on the Trust’s total unitholder return compared to its peers.  As at June 30, 2007 the payout multiplier was estimated to be nil based on the Trust’s total unitholder return compared to its peers.

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2007 and for the six months ended June 30, 2007 and 2006

 (Tabular amounts are thousands of Canadian dollars, except trust unit and per trust unit amounts)

(unaudited)

The following restricted and performance units have been granted:

	Number of restricted units	Weighted-average grant date fair value	Number of performance units	Weighted-average grant date fair value
Units outstanding, December 31, 2006	423,855	$14.91	212,948	$15.41
Granted	70,990	8.18	12,246	5.27
Vested	(185,882)	13.09	-	-
Forfeited	(36,355)	12.51	(24,539)	13.68
Units outstanding, June 30, 2007	272,608	$14.68	200,655	$14.74

Reconciliation of earnings (loss) per unit calculations

For the three months ended June 30, 2007
	Net earnings	Weighted Average Units Outstanding	Per Unit
Basic	$7,878	59,905,743	$0.13
Restricted units assumed exercised	-	272,608
Diluted	$7,878	60,178,351	$0.13

For the calculation of the weighted average number of diluted units outstanding for the three months ended June 30, 2007, all convertible debentures, options, performance units and warrants were excluded, as they were anti-dilutive to the calculation.

For the six months ended June 30, 2007
	Net loss	Weighted Average Units Outstanding	Per Unit
Basic and diluted	$(54,872)	58,078,743	$(0.94)

For the calculation of the weighted average number of diluted units outstanding for the six months ended June 30, 2007, all options, restricted and performance units, convertible debentures and warrants were excluded, as they were anti-dilutive to the calculation.

For the three months ended June 30, 2006
	Net loss	Weighted Average Units Outstanding	Per Unit
Basic and diluted	$ (296)	44,004,939	$ (0.01)

For the calculation of the weighted average number of diluted units outstanding for the three months ended June 30, 2006, all options, restricted and performance units and warrants were excluded, as they were anti-dilutive to the calculation.

For the six months ended June 30, 2006
	Net earnings	Weighted Average Units Outstanding	Per Unit
Basic	$ 1,952	41,118,656	$ 0.05
Exchangeable shares / Non-controlling interest	59	1,685,982
Restricted and performance units assumed exercised		553,585
Options assumed exercised		437,000
Units assumed purchased		(375,168)
Diluted	$ 2,011	43,420,055	$ 0.05

For the calculation of the weighted average number of diluted units outstanding for the six months ended June 30, 2006, 1,147,415 options and 301,000 warrants were excluded, as they were anti-dilutive to the calculation.

13.

Accumulated Other Comprehensive Income (Loss)

Opening balance on adoption of new accounting standards on January 1, 2007 (see note 2)	$ 1,930
Cumulative translation of self-sustaining operations	(28,386)
Foreign exchange loss realized	498
Balance at June 30, 2007	$ (25,958)

Accumulated other comprehensive income is comprised entirely of currency translation adjustments on the Trust’s U.S. operations.

14.

Derivative Instruments

The Trust has entered into derivative financial instruments and fixed price physical contracts to minimize the exposure to fluctuations in crude oil and natural gas prices.  At June 30, 2007, the Trust had the following financial derivatives and fixed price contracts outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period

Collar	Gas	7.50 by 9.00 (Cdn$/GJ)	10,000 GJ	July 1, 2007 – October 31, 2007
Collar	Gas	8.00 by 12.00 (Cdn$/GJ)	10,000 GJ	November 1, 2007 – March 31, 2008
Floor	Gas	7.50 (US$/mmbtu)	5,000 mmbtu	July 1, 2007 – October 31, 2007
Fixed sale	Gas	7.555 (US$/mmbtu)	5,000 mmbtu	July 1, 2007 – October 31, 2007
Collar	Gas	7.50 by 11.10 (US$/mmbtu)	5,000 mmbtu	July 1, 2007 – October 31, 2007
Collar	Gas	8.00 by 16.40 (US$/mmbtu)	10,000 mmbtu	November 1, 2007 – March 31, 2008

Collar	Oil	55.00 by 80.50 (US$/bbl)	1,000 bbl	July 1, 2007 – December 31, 2007
Collar	Oil	55.00 by 80.50 (US$/bbl)	1,000 bbl	July 1, 2007 – December 31, 2007
Collar	Oil	55.00 by 78.60 (US$/bbl)	500 bbl	July 1, 2007 – December 31, 2007
Collar	Oil	55.00 by 75.25 (US$/bbl)	500 bbl	January 1, 2008 – June 30, 2008
Collar	Oil	62.00 by 78.00 (US$/bbl)	500 bbl	January 1, 2008 – June 30, 2008
Collar	Oil	62.00 by 75.50 (US$/bbl)	500 bbl	January 1, 2008 – March 31, 2008
Collar	Oil	62.00 by 75.60 (US$/bbl)	500 bbl	April 1, 2008 – June 30, 2008
Collar	Oil	62.00 by 80.50 (US$/bbl)	500 bbl	July 1, 2008 – December 31, 2008
Collar	Oil	62.00 by 80.05 (US$/bbl)	500 bbl	July 1, 2008 – December 31, 2008

Fixed purchase	Power (Alberta)	62.90 (Cdn $/Mwh)	72 Mwh	July 1, 2007 – December 31, 2009

Subsequent to June 30, 2007 the Trust entered into the following derivative transactions:

•

the Trust repurchased the Nymex natural gas Call Options it had sold under the November 1, 2007 to March 31, 2008 US$8.00 by US$16.40/mmbtu per day collar on 10,000 mmbtu per day (the Trust retained the US$8.00/mmbtu per day floors on 10,000 mmbtu per day under the original transaction);

•

the Trust entered into a new US$7.00 by US$11.00/mmbtu Nymex collar on 3,000 mmbtu per day for the period November 1, 2007 to March 31, 2008;

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2007 and for the six months ended June 30, 2007 and 2006

 (Tabular amounts are thousands of Canadian dollars, except trust unit and per trust unit amounts)

(unaudited)

•

the Trust entered into a Nymex fixed price contract for 2,000 mmbtu per day of natural gas at US$7.95/mmbtu for the period April 1, 2008 to October 31, 2008; and

•

the Trust entered into a new Nymex US$6.50 by US$10.50/mmbtu  natural gas collar on 3,000 mmbtu per day for the period April 1, 2008 to October 31, 2008.

At June 30, 2007 the estimated fair market value of the Trust’s derivative instruments are as follows:

	Assets	Liabilities
Financial instruments	$ 5,401	$ 488
Physical power purchase contracts	1,457	-
Derivative instruments, June 30, 2007	$ 6,858	$ 488

15.

Segmented Information

The Trust has one operating segment that is divided amongst two geographical areas.  The following is selected financial information from the two geographic areas.

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006

Oil and natural gas revenue
Canada	$ 38,003	$ 39,176	$ 63,791	$ 78,852
U.S.	24,868	28,137	43,090	36,178
	$ 62,871	$ 67,313	$ 106,881	$ 115,030
Property, plant and equipment
Canada			$ 386,966	$ 433,836
U.S.			279,218	329,381
			$ 666,184	$ 763,217
Goodwill
Canada			$ 27,122	$ 75,649
			$ 27,122	$ 75,649

16.

Related Parties

During Q2 2007 and the six months ended June 30, 2007, the Trust paid $116,000 and $499,000 respectively (Q2 2006 - $145,000 and six months ended Q2 2006 - $295,000) to Macon Resources Ltd. (“Macon”), a company 100% owned by the Chief Executive Officer of the Trust, for management services provided by the Chief Executive Officer and the previous Chief Financial Officer.  The amounts have been recorded at the amounts agreed to by the related parties.  At June 30, 2007 $nil (December 31, 2006 - $nil) was payable by the Trust to Macon.  In addition, during Q1 2007, the Trust granted 50,000 restricted units (valued at $422,000 based on the unit price of trust units on the grant date) to Macon.  On February 28, 2007, those restricted units vested and were converted into 50,441 trust units.

During 2006, the Trust entered into a farmout agreement with Petroflow Energy Inc. (“Petroflow”), a public oil and gas company, to fund 100% of the drilling and completion costs of the Oklahoma Assets’ undeveloped lands.  The Chief Executive Officer of the Trust owns, directly and indirectly, approximately 14% of the outstanding shares of Petroflow.  As at June 30, 2007, the Trust had US$3.3

Enterra Energy Trust

Notes to Consolidated Financial Statements

As at June 30, 2007 and for the six months ended June 30, 2007 and 2006

 (Tabular amounts are thousands of Canadian dollars, except trust unit and per trust unit amounts)

(unaudited)

million of trade receivables and US$2.9 million of long term receivables from Petroflow (of which US$0.9 million is due within one year and classified as current).  The receivables relate to costs incurred by the Trust as a result of the operations of the properties.  The long term receivables are for infrastructure costs that the Trust incurred which are to be repaid by Petroflow to the Trust over a three year period and accrue interest at 12% per annum.  During Q2 2007, the Trust earned $0.1 million of interest income on the long term receivables from Petroflow.

An officer of the Trust has working interests in certain of the Oklahoma Assets.  Balances will be payable or receivable from the officer as a result of the operations of these properties.  At June 30, 2007 no amounts were payable or receivable from the officer.